

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 23, 2016

James C. Stewart
Chief Executive Officer
Keane Group, Inc.
2121 Sage Road
Houston, TX 77056

>   **Re: Keane Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 14, 2016**
>   **File No. 333-215079**

Dear Mr. Stewart:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Track Record of Providing Safe and Reliable Solutions, page 4

1.   We note your response to prior comment 2 and the disclosure on page 4. Please revise to explain the basis for the statement that you are among the safest service providers in the industry based on an achieved incident rate. If such statement is a belief of management, please revise to clarify.

Strong Balance Sheet and Disciplined Use of Capital, page 6

2.   Please revise to disclose your cash on hand as of September 30, 2016, as the information appears available. Also update the disclosure throughout the prospectus accordingly.

Efficiently Capitalizing on Industry Recovery, page 6

3.   We note your response to prior comment 2 and your supplemental support for the inclusion of the compound annual growth rate of 30% for the onshore stimulation sector. We further note that the compound annual growth rate for the onshore stimulation sector appears to be 9.9% from 2006 through 2020. Please balance your disclosure and clarify that the compound annual growth rate reflects a growth rate for selected points in time.

Anticipated Refinancing Transactions, page 10

4.   We note your responses to prior comments 5 and 16, and your revisions throughout regarding your "anticipated" refinancing transaction. However, we note your disclosures regarding anticipated financial covenants and restrictions on pages 33. Please revise throughout to clarify that you may not be able to enter into refinancing transactions on similar terms.

If a substantial number of shares becomes available for sale, page 39

5.   When known, please revise this risk factor to disclose the number of shares covered by the registration rights and shareholders' agreement.

Financial Statements of Keane Group Holdings, LLC, page F-5

6.   We note in response to comment six you now include the notation "excluding depreciation and amortization shown separately" on the cost of services line item. Please confirm that the entire amount of depreciation and amortization that you report separately is attributable to cost of services, as indicated by the disclosure. If this is not the case, please revise the notation to include the amount of applicable depreciation and amortization that has been excluded from cost of services.

        In addition, please comply with the SAB Topic 11:B as it relates to cost of services presented in your audited financial statements for the years ended December 31, 2015 and 2014.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant at 202-551-3824 or, in his absence, Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, me at 202-551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Stuart Freedman, Esq.,
       Schulte Roth & Zabel LLP